Nuala M. King

SVP & Corporate Controller

1550 Peachtree St, N.W.

Atlanta, GA 30309

(404) 885-8440

Fax (404) 885-8087

nuala.king@equifax.com

February 20, 2014

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: Equifax Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013 Response dated February 12, 2014 File No. 001-06605

Dear Mr. Spirgel:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated February 12, 2014 (the “Comment Letter”) with respect to the above-referenced Form 10-K for the Year Ended December 31, 2012 (the “Form 10-K”) and Form 10-Q for the Quarter Ended September 30, 2013 (the “Form 10-Q”), filed by Equifax Inc. (“we,” “us,” “our,” “Equifax” or the “Company”) and the Company’s responses to prior Staff comments referenced above.

For your convenience, we have set forth each comment from the Comment Letter in bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 73

Indefinite-Lived Intangible Assets, page 74

1.	We have reviewed your response to prior comment 4. While neither SFAS 141/142 nor EITF 04-1 required a limit on the life of a reacquired right, it remains unclear why you believed it was reasonable to assume renewal of a right, and thereby an indefinite life, in instances where Equifax had the ability to terminate the contract at the end of its term, which, as you state in your response dated September 26, 2013, was generally the case for these older agreements. Please explain to us why it is reasonable of you to assume Equifax would renew the right after the contract period, once it was reacquired.

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Response

We believe that the intangible assets we recorded as “reacquired rights” which resulted from the acquisition of our affiliates between 2001 through 2005 have an indefinite life as the rights underlying the asset can be utilized indefinitely. Our consideration was based on the factors in FAS 142 used to identify the life of an asset. We believe our accounting is further supported by the remarks of the SEC staff in 2005 based on assigning a life to a reacquired right that is consistent with a product life cycle, which in our case is indefinite. We concluded the life of the reacquired right was indefinite based on the indefinite nature of the product life cycle as it relates to Equifax rather than assuming renewals of the right. Your question asks why it was, “reasonable to assume renewal of a right, and thereby an indefinite life, in instances where Equifax had the ability to terminate the contract at the end of its term”. However, as further explained below, absent the acquisition of an affiliate, we were economically compelled to continue to renew the affiliate agreements. We never actually canceled an affiliate agreement.

Credit Reporting Industry

Equifax began as a credit reporting agency in 1899. Credit was initially offered through retailers to consumers based on the documentation maintained by local credit reporting agencies about consumers in the local area. Across the country, there were many local credit reporting agencies tracking information about consumers’ use of credit, as well as payment and delinquency patterns of these consumers. As the demand for credit expanded and as consumer lending evolved to be more regional and then national in scope, via increasingly regional and then national banks, auto lenders and others, the need to have a single supplier of credit information about consumers across the nation caused the industry to consolidate, resulting in three national credit reporting agencies or networks. This consolidation was accomplished through acquisition or, in the case of local agencies who did not want to sell their business, the establishment of affiliate relationships. The establishment of this network which served customers credit reporting needs nationally was critical to the survival of both the affiliate and Equifax.

Rights Conveyed through the Affiliate Agreements

These affiliate relationships consisted of rights which benefitted the affiliate and Equifax. From the affiliate perspective, they obtained the “right” to use the Equifax products, processes, systems and name in the territory they occupy and to sell the Equifax-owned credit files to their customers in their territory. Equifax obtained access to consumer credit files in the affiliates’ territories and to the affiliate sales force in that territory.

Indefinite Life of Right if Contract Could be Terminated

In your question 1 of the February 12 letter, you asked why we believe it was reasonable to assume an indefinite life of this right, when we and the affiliate had the contractual ability to terminate the affiliate agreement at the end of each contract term. We and the affiliate were economically dependent on each other and would not, and did not historically, cancel these agreements at the end of the stated contract term.

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•	We relied on the affiliate for credit files that we could sell in other territories, and for a salesforce in that territory that would sell our credit files.

•	It would have been very costly, and take a number of years, for us to develop a credit file and salesforce from scratch, or to endure a period of disrupted income from not having ready access to these.

•	The affiliate relied on us for:

-	Data management and data processing (there was no standard, commercially available software to do that easily or cost effectively for a local affiliate)

-	Use of the Equifax trade name

-	Product and feature development

-	Access to a national credit file to sell to the customers in their territory

-	Sales of their credit information to national accounts outside their territory

•	It would be very costly if not impossible for an affiliate to develop national capability.

As a result of these economic factors, we never in our 100 year history canceled an affiliate agreement. Affiliate agreements were either renewed, or we acquired the affiliate.

Indefinite Life After Acquisition of the Right

Once we reacquired the right to do business in that territory, it was our intent and actual practice to use the right indefinitely. In our view, the rights granted to and reacquired from affiliates are tightly linked to the credit information product offering of Equifax because we need to offer a unified national database to be fully competitive. Acquisition of these rights was the most effective way to directly control our ability to ensure a national product offering. Our product offering of credit information about US consumers to commercial entities to facilitate their lending and credit management decisions has existed since the Company’s founding in 1899. Upon acquisition, the rights which we reacquired became a part of our product offering and core credit reporting business which has existed for over 100 years. The demand for credit reporting information and services has generally grown over time, although it can vary somewhat with economic cycles, and that general trend is anticipated to continue. Also, because there was nothing that would limit our ability to use the rights indefinitely, and the accounting guidance limiting the life to the remaining contractual term of the related contract was issued subsequent to the 2001-2005 affiliate acquisitions, at the time of those acquisitions we concluded the reacquired rights were indefinite.

Accounting Considerations and Conclusion

As noted in our January 27, 2014 letter, when the 2001-2005 acquisitions took place (resulting in $96 million of contractual/territorial rights – reacquired rights), the guidance in paragraph 31 of FAS 141(R), which was subsequently codified in ASC 805-20-25-30 had not been issued[1]. That guidance (FAS 141(R) and ASC 805) limited the life, and resulting value, of a reacquired right to the “remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value”. Neither FAS 141/142 nor EITF 04-1 placed a limit on the life of a reacquired right as acknowledged by the remarks of the SEC staff at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.

[1] FAS 141(R) was applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008

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It is further noted that the 2005 SEC staff remarks also indicated that for reacquired rights involving only a limited contractual period differing views exist, including limiting the life of the reacquired right to the remainder of the original license period or amortizing the reacquired right over the total product life cycle, which is the useful life of the license to the acquirer. As it relates to the rights that we reacquired, the product lifecycle would be viewed as indefinite, supporting the use of an indefinite life. As noted above, the credit reporting industry has existed for over 100 years and will continue to exist for the foreseeable future. While there are variations in specific product offerings, or delivery methods, the basic product offering of consumer credit information has remained unchanged historically and will continue to remain unchanged in the future. Prior to the advent of computers, providers of credit information would request a paper document containing credit information on a prospective borrower. Today, while the information is maintained and delivered via the internet or other electronic connection, the basic product delivered is still credit information on a consumer. As a result, the rights we reacquired which were to be used in our core credit reporting business which to date has had a product life cycle which has been indefinite, were concluded to have an indefinite life.

Materiality

In evaluating alternative views of this accounting conclusion, we determined the impact to our financial statements if the staff were to object to our accounting and concluded that the useful life must be limited based upon the terms of the agreement that previously provided the seller with the reacquired rights. Because the amortization of the reacquired right would have been substantially completed by 2008, with an inconsequential amount of amortization expense in 2009, there would be no impact in the historical income statements presented in our 2013 Form 10-K. The impact of the alternative view to the financial statements would be to increase goodwill by $80.3 million as all other identifiable assets were properly valued, decrease deferred tax liabilities by $5.9 million and decrease retained earnings by $10 million at December 31, 2010, as the reacquired right would have been fully amortized in 2009. We do not believe the impact to goodwill, deferred taxes and retained earnings (representing 3.4%, 2.2% and 0.3%, respectively of the December 31, 2013 balances) would constitute a material change to our financial statements.

Internal Controls Over Financial Reporting

2.	Please elaborate upon your response to our previous comment 3 so that we fully understand the process of your identification and remediation of the material weakness in internal controls over financial reporting. Include as part of your response a sufficiently detailed timeline that lays out your course of action. Specifically identify in this timeline when the weakness was identified, when management concluded the weakness was material, when a remediation plan was developed and implemented including its documentation, communication, and any testing.

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Response

In November 2013, we determined there was an error in the accounting for the purchased intangibles of the CSC acquisition which occurred in December 2012. We recorded the correcting adjustment, documented the error including a SAB 99 analysis, and concluded that there was a deficiency in the internal control over financial reporting related to business combinations. We also determined the deficiency needed to be remediated prior to year end. At that time, based on our preliminary evaluation, we concluded that this deficiency did not represent a material weakness. During the fourth quarter of 2013, Equifax management defined the changes necessary to correct the deficiency in internal control and performed the revised control activities in connection with two acquisitions which were completed in the fourth quarter.

The detailed timeline of the events related to the conclusion that the deficiency was a material weakness and the December 2013 remediation of the material weakness in the Company’s internal control over financial reporting is set forth below, including timing of two fourth quarter acquisitions to which the revised control activities over business combinations were applied.

Date	Event
October 18, 2013	Equifax acquires Informconf for approximately $48 million.
November 1, 2013	Equifax determines that there is an error in the accounting for the CSC business combination relating to valuation and recording of reacquired rights. Management prepares a memo documenting the accounting issue resulting in the error in the accounting for the CSC acquisition, documenting our SAB 99 analysis and the conclusion that there was a deficiency in the internal controls over financial reporting related to the accounting for business combinations. The initial conclusion that the deficiency did not result in a material weakness is based on the materiality of the adjustment to the current period financial statements as well as qualitative factors included in management’s SAB 99 analysis.
November 4, 2013	Prior to the filing of the third quarter 2013 Form 10-Q, Equifax CFO sends an email to the members of the Audit Committee of the Equifax Board of Directors informing them of the need to correct the error.
November 5, 2013	Chairman of the Audit Committee responds to the Equifax CFO noting the Company should evaluate the changes needed to the Equifax internal controls to address the deficiency.

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November 6, 2013	Equifax filed its Quarterly Report on Form 10-Q for the third quarter ended September 30, 2013. Because management had initially concluded that the deficiency in internal controls was not a material weakness, Item 4 Controls and Procedures disclosure indicated that controls were effective for the period ended September 30, 2013. Because no remediation efforts had been implemented for the period ended September 30, 2013, no disclosure regarding changes to internal controls was made.
November 7, 2013	Equifax CFO and VP-External Reporting discuss potential control changes necessary to remediate deficiency. Discussion centers on the need to perform a more robust review of accounting literature when material or unusual intangibles are to be recorded.
November 8, 2013	VP-External Reporting undertakes the task of identifying the appropriate changes to existing controls and creation of new controls.
November 27, 2013	In connection with the initial valuation of the intangible assets acquired as part of the business combination with Informconf, Equifax executes its new control activity by evaluating whether there are any unusual intangible assets to be identified and concludes there are none.
December 1-16, 2013	Equifax accounting personnel attend accounting seminars put on by various Big Four accounting firms covering recent FASB and SEC developments. Equifax executes its new control activity by evaluating whether there are any recent accounting pronouncements that have been issued concerning business combinations or ICFR related matters which would impact the accounting for the fourth quarter acquisitions and conclude there have been none.
December 13, 2013	Equifax purchases an 87.7% interest in Inffinix, a collections software company in Mexico and the second of our fourth quarter 2013 acquisitions, for approximately $23 million.
December 23, 2013	Equifax SVP-Corporate Controller and Ernst & Young Coordinating Audit Partner meet and discuss the steps the Company was taking to remediate the deficiency.
December 24, 2013	In connection with the initial valuation of the intangible assets acquired as part of the business combination with Inffinix, Equifax executes its new control activity by evaluating whether there are any unusual intangible assets to be identified and concludes there are none.

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January 16, 2014	As a part of the year-end disclosure process, Equifax management performs a final evaluation of the classification of the deficiency that was previously identified. Because the deficiency could have resulted in a cumulative adjustment to amortization expense that could have been material to a future year’s earnings, it is concluded the deficiency was a material weakness. In evaluating the deficiency, Equifax gave particular consideration to the remarks made by SEC Deputy Chief Accountant Brian Croteau at the 2013 AICPA conference regarding management’s identification of material weaknesses.
It is also determined that because management did not properly evaluate the control deficiency as a material weakness in its third quarter Form 10-Q, the Company’s interim quarter disclosure controls for the period ended September 30, 2013 were ineffective.

February 8, 2014	Business combination considerations documented in the Company’s Significant Accounting Memo are reviewed by members of Equifax management including the SVP-Corporate Controller. The preparation of the memo is part of the Equifax internal controls over the financial statement close process. As part of the memo, Equifax documents the performance of the following two controls designed to remediate the deficiency identified in 2013:

•	As part of the accounting for any business combination, a review of accounting standards issued since the previous business combination is conducted. The control was performed from December 1-16, 2013 as noted above.
•	When an intangible asset has been identified for potential valuation which is not an asset we have routinely recorded in connection with business combinations, a review of all accounting standards for business combinations will be conducted. The evaluation of the assets being valued was performed on November 27, 2013 and December 24, 2013 for the two fourth quarter acquisitions as noted above.

February 10, 2014	As part of the Audit Committee meeting, management provides the members of the committee an update on internal controls and status of year-end testing of controls performed during the year-end close process. The presentation to the Audit Committee notes that a material weakness had been identified in connection with the CSC purchase accounting and additional controls had been designed and implemented for the fourth quarter acquisitions.
February 14-19, 2014	As part of the year-end testing of internal controls of non-routine processes, Equifax Internal Audit tests the controls around business combinations including the documentation of the two new controls and concludes they are designed and operating effectively.

As a result of the material weakness that existed as of December 31, 2012 and until the fourth quarter of 2013, and the changes to our internal controls made prior to December 31, 2013, we will include the following disclosure in our 2013 10-K Under Item 9a Controls and Procedures.

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ITEM 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures.

Our management, with the participation of our Chairman and Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of Equifax’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chairman and Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this report (i) were appropriately designed to provide reasonable assurance of achieving their objectives and (ii) were effective and provided reasonable assurance that the information required to be disclosed by Equifax in reports filed under the Exchange Act is (a) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (b) accumulated and communicated to Equifax’s management, including our Chairman and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management also concluded that its quarterly disclosure controls, as they relate to the evaluation of control deficiencies in connection with its quarterly reporting for the period ended September 30, 2013, were ineffective. Management designed additional interim disclosure controls in February 2014 to remediate its disclosure controls for interim quarters.

Management’s Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chairman and Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect transactions and dispositions of our assets;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of Equifax’s internal control over financial reporting as of December 31, 2013 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992 Framework). Based on this assessment using those criteria, our management concluded that, as of December 31, 2013, Equifax’s internal control over financial reporting was effective. The effectiveness of Equifax’s internal control over financial reporting as of December 31, 2013 has been audited by Ernst & Young LLP, Equifax’s independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8 of this Form 10-K on page 55.

During 2013, the Company acquired three businesses. As permitted by Securities and Exchange Commission guidance, the scope of our Section 404 evaluation for the fiscal year ended December 31, 2013 does not include the internal controls over financial reporting over the acquired operations. These acquisitions are included in our consolidated financial statements from the date of the acquisitions. The acquisitions were not material to the 2013 consolidated financial statements.

Changes in Internal Control Over Financial Reporting.

During the fourth quarter of 2013, management determined that a deficiency existed in its internal control over financial reporting relating to the recording of intangible assets acquired in business combinations. The company completed its evaluation of this deficiency in January 2014 and concluded that it was a material weakness, and that this material weakness also existed as of December 31, 2012.

The material weakness had no material impact on the Company’s financial position, results of operations or cash flows as of and for the year ended December 31, 2012. Furthermore, the Company designed and implemented in the fourth quarter of 2013 remediation measures to address the deficiency described above. The following actions, which the Company believes have remediated the deficiency, were completed prior to December 31, 2013.

•	Added an internal control over the accounting for business combinations to require as part of the accounting for any business combination that a review of accounting standards issued since the previous business combination be conducted.

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•	Added an internal control over the accounting for business combinations to require that when an intangible asset has been identified for potential valuation which is not an asset we have routinely recorded in connection with business combinations, a review of all accounting standards for business combinations will be conducted.

There have been no other changes in internal control over financial reporting identified in connection with the foregoing evaluation that occurred during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

* * *

As requested by the Commission, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that we have thoroughly addressed your comments on our 2012 Form 10-K. Please direct any questions or comments to me at (404) 885-8440 or nuala.king@equifax.com.

Sincerely,

/s/ Nuala M. King

Nuala M. King

Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
John J. Kelley III, Corporate Vice President and Chief Legal Officer
Joseph A. King, Ernst & Young LLP

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